Exhibit 21.1

Subsidiaries List

Entity Name	Jurisdiction of Incorporation

HotApp BlockChain Pte. Ltd.
Republic of Singapore

Gig Stablecoin Inc.	State of Nevada, United States

HWH World Inc.	State of Delaware, United States

HotApp International Limited	Hong Kong

Smart Reward Express Limited	Hong Kong

Hapi Cafe Limited	Hong Kong

MOC HK Limited	Hong Kong

Shenzhen Leyouyou Catering Management Co., Ltd	People’s Republic of China

Hapi Metaverse Inc.	State of Texas, United States

Dongguan Leyouyou Catering Management Co., Ltd.	People’s Republic of China

Guangzho Leyouyou Catering Management Co., Ltd.	People’s Republic of China

Hapi Travel Ltd.	Hong Kong

Hapi Acquisition Pte. Ltd.	Republic of Singapore

NewRetail-AI Inc.	State of Nevada, United States